Max Resource Corp.

2300-1066 West Hastings Street

Vancouver, British Columbia

V6E 3X2  Canada

Tel: (604) 689-1749

Fax: (604) 648-8665

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC

20549

Attention:

Donald F. Delaney

Shannon F. Buskirk,

Ethan Horowitz, Branch Chief

Re:

Max Resource Corp.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 28, 2011
File No. 000-30780

VIA EDGAR

September 14, 2011

Ladies and Gentleman:

MAX Resource Corp. (the “Company”), hereby submits this letter in response to the staff’s comments set forth in the September 12, 2011 letter regarding the above referenced Form 20-F, as filed with the United States Securities and Exchange Commission (the “Commission”) on June 28, 2011. For your convenience, the staff’s comments are included below.

Staff Comment 1

Management’ s Annual Report on Internal Control over Financial Reporting, page 80

We note management has concluded that as of the fiscal year ended December 31, 2009, there were no deficiencies considered to be material weaknesses.  Please revise your disclosure to clearly state whether management concluded internal controls over financial reporting were effective.  In addition, please correct the date to state whether management concluded internal controls were effective as of December 31, 2010.

Company Response

We have revised the amended 20-F to state that the internal controls were effective as of December 31, 2010.

Staff Comment 2

Changes in Internal Control over Financial Reporting, page 82

We note your statement that there were no significant changes in your internal control over financial reporting.  Please comply with Item 15(d) of Form 20-F, which requires that you disclose any change in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Company Response 2

We have revised the amended 20-F to state that no changes in our internal controls occurred during the period covered by the amended annual report on Form 20-F.

Staff Comment 3

Exhibits 12.1 and 12.2

In future filings, please omit your officers’ titles from the first line of the certifications.

Company Response 3

This correction shall be made in future filings.

Staff Comment 4

Exhibit 13.1

We note your officers’ certifications filed as Exhibit 13.1 reference your annual report for the period ended November 30, 2010, rather than the period ended December 31, 2010.  Please file a full amendment to your annual report on Form 20-F to include proper certifications.  Such amendment should include newly executed officer certifications, including those required by Instruction 12 to Item 19 of Form 20-F.

Company Response 4

We have revised the amended 20-F to include proper certifications. The revised certifications state that the certifications cover the annual report for the period ended December 31, 2010.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the amended 20-F or our response letter, please do not hesitate to contact the undersigned or Kenneth Sam of Dorsey & Whitney LLP at (416) 367-7373.

Sincerely,

/s/Stuart Rogers

Stuart Rogers